EXHIBIT 99.1

Approval Granted: Anfield Receives Official Greenlight from Utah Regulators for Velvet-Wood Mine Construction

  Permitting Complete, Construction to Follow: Velvet-Wood has now received approval from both the Federal and State authorities, which will allow for the acceleration of mine preparation and, ultimately, commencement of construction and production. Immediate mobilization is commencing, with groundbreaking to follow within 30 days.
  Critical Milestones Planned: Near-term plans for Velvet-Wood include: 1) the reopening of the mine portal; 2) mine dewatering; 3) construction of surface facilities; 4) underground inspection and pre-construction assessment; and 5) construction of a new incline into the mine.
  Advancing U.S. Energy Independence: This is a critical advancement of a key piece of Anfield’s integrated mine-to-mill strategy, underpinned by its Shootaring Canyon uranium mill, and reinforces the Company’s position as a near-term contributor to U.S. energy security

VANCOUVER, British Columbia, Oct. 07, 2025 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (NASDAQ: AEC; TSX.V: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”) is pleased to announce that it has received the required approval from the Utah Department of Oil, Gas and Mining (DOGM) for Anfield to commence the advancement of the Company’s Velvet-Wood uranium project in Utah to construction. The U.S. Department of the Interior (“DOI”) had previously approved the environmental permit for Velvet-Wood as it was previously selected as part of the federal government’s national response to the energy emergency declared by President Donald J. Trump.

Corey Dias, CEO of Anfield, commented:

“We are very pleased to receive approval from the Utah Department of Oil, Gas and Mining for our Velvet-Wood project. Having achieved this critical milestone, Anfield’s path is now clear to advance the Velvet-Wood mine to construction and, ultimately, to production. This reinforces our view that Velvet-Wood’s status as a past-producing uranium and vanadium mine with a small environmental footprint is advantageous to the Company’s aim to pursue near-term production. The Company will now pivot to advancing the project through the construction phase of its plan.

With the plethora of nuclear energy-related Executive Orders released by the Administration in 2025, the path to sustained U.S. nuclear growth is being established, and Anfield’s portfolio of uranium assets are well positioned to contribute to the fuel cycle.”

Anfield will post the required increase in the Velvet-Wood reclamation bond with the Bureau of Land Management.

With all of its uranium assets located in the United States, including the Shootaring Canyon mill - one of only three licensed, permitted and constructed conventional uranium mills in the country - Anfield is strategically positioned to help meet America’s growing nuclear fuel needs. The U.S. consumes nearly 50 million pounds of uranium annually and yet produces less than 1% of that total domestically.

About the Velvet-Wood Mine

Anfield acquired the Velvet-Wood mine from Uranium One in 2015. Between 1979 and 1984, Atlas Minerals mined approximately 400,000 tons of ore from the Velvet Deposit at grades of 0.46% U3O8 and 0.64% V2O5, recovering approximately 4 million pounds of U3O8 and 5 million pounds of V2O5.

The current mineral resources (PEA) of the combined Velvet and Wood historical mines have been estimated to comprise 4.6 million pounds of eU3O8, at a grade of 0.29% eU3O8 (measured and indicated resource), and 552,000 pounds of eU3O8, at a grade of 0.32% U3O8 (inferred resource) with a vanadium-to-uranium ratio of 1.4 to 1.

In May 2024, the Company submitted its Plan of Operation for its Velvet-Wood mine to the State of Utah and BLM. This step was undertaken as the Company advances Velvet-Wood to production-ready status concurrently with the Shootaring Canyon mill. This Plan of Operation includes specific operating actions and controls, reclamation actions, an estimate of reclamation surety based on third party costs and technical bases for how the actions meet the regulatory requirements of the State of Utah and the BLM. Past production at the mine includes four million pounds of uranium and five million pounds of vanadium.

About Anfield

Anfield is a uranium and vanadium development and near-term production company that is committed to becoming a significant energy-related fuels supplier by creating value through sustainable, efficient growth in its assets. Anfield is a publicly traded corporation listed on the NASDAQ (AEC-Q), TSX Venture Exchange (AEC-V) and the Frankfurt Stock Exchange (0AD).

The Shootaring Canyon Mill in Utah is strategically located within one of the historically most prolific uranium production areas in the United States, and is one of only three licensed conventional uranium mills in the United States.

Qualified Person

Douglas L. Beahm, P.E., P.G., principal engineer at BRS Inc. and the Chief Operating Officer of the Company, is a Qualified Person as defined in NI 43-101 and has reviewed and approved the technical content of this news release.

Preliminary Economic Assessment (Shootaring Canyon Mill, Velvet-Wood project and Slick Rock project)

Results of the PEA represents forward-looking information. This economic assessment is preliminary in nature and it includes inferred mineral resources that are considered too speculative, geologically, to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary economic assessment will be realized. Mineral resources are not mineral reserves as they do not have demonstrated economic viability. For further information, readers are encouraged to review the PEA which is available on the corporate website for the Company (www.anfieldenergy.com) and under the SEDAR+ profile for the Company (www.sedarplus.ca).

On behalf of the Board of Directors

ANFIELD ENERGY INC.
Corey Dias, Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Contact:

Anfield Energy Inc.
Corey Dias, Chief Executive Officer

Corporate Communications
604-699-5762
contact@anfieldenergy.com
www.anfieldenergy.com

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